United States

Securities and Exchange Commission

Washington, DC 20549

January 30, 2025

Re: Shefford & Companies, Inc.

Registration Statement on Form 10-12G

Filed October 12, 2023

File No. 000-56601

Comments Responses

Cover Page

1. Please revise your cover page so that it is consistent with the current Form 10 requirements, including identifying yourself as an emerging growth company.

Added to Cover Page:

Emerging growth company ☒

Item 1. Description of Business, page 3

2. You state that you are "...a North Carolina based small business advisory firm, working predominantly with businesses throughout the United States that produce revenues between $1,000,000 and $5,000,000 annually." Please revise your disclosure to clarify whether you have commenced operations and are currently working with any "small business advisory firms." In this regard, please revise your summary to accurately describe your current operations. As such, please provide a snapshot of the current state of your business, i.e., that you are a developmental state company, that you have not generated revenues and that your accountants have issued a going concern opinion. To the extent you discuss your future plans for operation, the discussion should be balanced with a time frame for implementing future plans and any obstacles involved before you can commence the planned operations, including the need for any additional financing and if that financing is available.

Item 1. Description of Business

(a) Business

Shefford & Companies is a small business advisory firm that intends to work predominantly with small businesses throughout the United States that produce revenues between $1,000,000 and $5,000,000 annually. Since inception, the Company has been, and currently is, in the developmental stage; developing its slate of services and processes, completing organizational activities, and the preparing this registration statement on Form 10 (the “Registration Statement”).

The Company commenced operations and began marketing its Services on August 12, 2023. To date, the Company has generated no revenues, and our auditors have issued a going concern opinion as part of this Registration Statement.

(b) Business of Issuer

Advisory

M&A Advisory: Shefford & Companies has developed, and will deliver, a full range of advisory services related to mergers & acquisitions, divestitures, and restructurings; including valuations, assessment of strategic direction to maximize owner value, capital strategy and transaction development and negotiations. Development costs for our Advisory Services and the related marketing costs thereof are minimal or zero.

Restructuring & Reorganization: For small businesses facing underperformance, and for the lenders and stakeholders involved with them, we intend to develop and deliver restructuring solutions designed to build a platform for swift recovery and sustained success. We intend to develop and deliver bespoke processes that thoroughly assesses all revitalization options and develop a customized plan of action in partnership with owners, management, creditors, and other stakeholders, and mobilize the resources required for effective implementation.

Whether through formal or informal proceedings, our goal is to rebuild trust between the business and its financial stakeholders, and develop and execute a detailed, targeted action plan for business improvement, simplification, or divestment. Development costs for our Restructuring and Reorganization Services and the related marketing costs thereof are minimal or zero.

To date, the Company’s M&A Advisory and Restructuring & Reorganization divisions have no client engagements.

The Company is currently marketing its and M&A Advisory and Restructuring & Reorganization Services through social media, specifically LinkedIn, and direct email outreach, however, there can be no assurance that these marketing efforts will be successful.

The Company owns no Trademarks or Patents and has no Patents Pending.

While the Company will not hold itself out as a business broker, some of our services may be construed as providing business brokerage services. To be a business broker, one is not currently required to hold a business broker license, however, many states do require that you have an active real estate license. Some states have additional requirements, for example: Nevada requires a Business Broker Permit and in Illinois, you must register as a Business Broker.

Requirements vary by state and are always subject to change, therefore, the Company will constantly monitor current state regulations and any other requirements that may need to be met prior to the Company doing business in any state.

States that currently require a Real Estate License to become a Business Broker include: Alaska, Arizona, California, Colorado, Florida, Georgia, Idaho, Illinois, Minnesota, Nebraska, Oregon, South Dakota, Utah, Washington, Wisconsin, and Washington.

Acquisitions

From time to time, on an opportunistic basis, we intend to make acquisitions:

Opportunistic Strategy – While acquiring small businesses, we intend to take a flexible approach that is not anchored to any single geography, industry, or transaction structure. Rather, we will selectively direct our attention to the most attractive businesses, united by the common focus on situations where our acquisition can facilitate a value-creating strategic transformation of the business.

Distressed Strategy – Through our restructuring and reorganization advisory business, we believe we will have access to opportunities regarding companies in financial distress where in connection with our acquisition we can both influence and support the businesses to drive change that maximizes their strategic and operational potential.

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To date, the Company’s Acquisitions division has made no acquisitions, and we cannot determine with any certainty if, or when, we will complete an acquisition.

We anticipate structuring any acquisition to acquire 100% of the equity interest or assets of a businesses. We may, however, structure a transaction to acquire less than 100% of such interests or assets of the business in order to meet certain objectives of the target management team or its security holders or for other reasons, but we will only complete the acquisition if we acquire 50% or more of the outstanding voting securities of the business or otherwise acquire a controlling interest in the business sufficient for us not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We will not consider any transaction that does not meet such criteria (see Risk Factors – We could be deemed an Investment Company).

We presently have no employees apart from our management. Our director, Jonathan Cross, will devote his full time and attention to our business and it is expected that support staff will be added, or outside consultants will be used, as needed and afforded. We expect no significant changes in the number of our employees in the foreseeable future nor can we be assured they will be available when needed.

We cannot predict when we will transition to attaining profitable operations. Therefore, our success may be dependent upon obtaining sufficient financing to fund the Company and there can be no assurance such financing can be obtained.

Business of Issuer, page 3

3. Please tell us, and revise your disclosure to explain, how you plan to provide the listed services, specifically M&A advisory services and restructuring & reorganization solutions, with no employees apart from your director, Jonathan Cross, who is engaged in outside business activities with limited time devoted to your business and given the fact that you expect no significant changes in the number of employees in the foreseeable future.

We presently have no employees apart from our management. Our director, Jonathan Cross, will devote his full time and attention to our business and it is expected that support staff will be added, or outside consultants will be used, as needed and afforded. We expect no significant changes in the number of our employees in the foreseeable future nor can we be assured they will be available when needed.

4. Please revise this section to ensure that your disclosure addresses each of the applicable requirements of Item 101(h) of Regulation S-K. For example, your disclosure should provide:

• a more detailed and current discussion of your principal products and services;

• the current status of your principal products and services;

• the steps and costs necessary to introduce each service and product to market and your anticipated timeline;

• to the extent material to an understanding of your company, the duration of your existing trademark(s) and expected durations of your patents pending once they are approved;

• the need for any government approval of principal products or services;

• the effect of existing or probable governmental regulations on the business; and

• the costs and effects of compliance with environmental laws.

See Item 1 (Business of Issuer)

5. We note your disclosure at page 4 that "[you] will, likely, sustain operating expenses without corresponding revenues, at least until January 2024." In this section, please provide additional disclosure regarding your statement that you may begin having revenue in January 2024, including the basis of the prediction of revenue beginning in January 2024, the specific principal products or services that you anticipate could generate revenue, the current status of such products and services, etc. Please also disclose your monthly burn rate in the summary.

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Our business is difficult to evaluate because we have no operating history.

As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to execute our business plan. The Company has had no recent operating history nor any revenues or earnings from operations since inception. Administrative costs of being a reporting company include accounting and audit fees as well as legal fees associated with reporting which the Company anticipates being no less than $15,000.00 per year. We will, likely, sustain operating expenses without corresponding revenues for the foreseeable future and there can be no assurance we will ever be profitable.

6. We note your disclosure that you plan to make acquisitions, including potentially acquiring small businesses. Please provide a detailed legal analysis as to why you are not an investment company as defined in the Investment Company Act of 1940. Please specifically discuss the applicability of any relevant exemptions under Section 3 of the 1940 Act. Please also include risk factor disclosure as applicable.

The Company could be deemed an Investment Company, and we could be forced to stop our current activities and rearrange our investment strategies or dissolve the Company.

As a Company active in acquiring businesses, or investing or reinvesting in businesses, we need to be aware of the Investment Company Act of 1940 act in order to avoid registering as an Investment Company. Although the Investment Company Act provides a wide array of exceptions and exemptions, in the event we were to inadvertently be deemed an Investment Company, we could be forced to stop our current activities and rearrange our investment strategies or dissolve the Company.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to fully execute our business plan.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities,

each of which may make it difficult for us to complete our initial business combination.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company with the SEC;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete business combinations and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

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We do not believe that our anticipated principal activities will subject us to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses and may hinder our ability to fully execute our business plan.

7. We note your disclosure on page 5 that, as an emerging growth company, you are choosing to utilize the extended transition period for complying with new or revise accounting standards pursuant to Section 102(b)(2) of the JOBS Act. Please revise your filing to clearly disclose that this election is irrevocable. Additionally, please revise the facing page of your filing to indicate your status as an emerging growth company and include the required disclosure related to your election to use the extended transition period.

Opt-in right for emerging growth company

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. Our election to utilize this extended transition period is irrevocable.

Item 1A. Risk Factors, page 5

8. Please revise the risk factor subheadings to clarify the risk, rather than just making a statement such as for example, "Control by management."

Management may be able to control a vote of the Company’s Shareholders or Board of Directors.

As of the date of this Registration Statement, Jonathan Cross owned 100% of the Company’s outstanding shares. Mr. Cross is also the Company’s sole officer and director. Future investors may own a minority percentage of the Company’s Common Stock and will not have the ability to control a vote of the Company’s Shareholders or board of directors (the “Board of Directors”), if management controls.

9. We note that you are an emerging growth company and a smaller reporting company. Please add risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

In the event we no longer qualify as an emerging growth company we may still take advantage of reduced reporting requirements.

As long as we remain a smaller reporting company, in the event we no longer qualify as an emerging growth company, we may still take advantage of reduced reporting requirements.

We cannot assure you that our common stock will be listed, page 6

10. Please revise here and throughout the document to clarify whether you have engaged a registered broker-dealer to serve as market-maker to quote your shares on OTC Markets. In this regard, we note your disclosure here that "[a]t some time in the future, [you] may seek the listing of [y]our common stock on NASDAQ or the NYSE American," and that "[u]ntil [y]our common stock is listed on the NASDAQ or another stock exchange, [you] expect that [y]our common stock would be eligible to trade on the OTCMarkets."

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We cannot assure you that our common stock will be listed on NASDAQ or any other securities exchange.

At some time in the future, we may seek the listing of our common stock on NASDAQ or the NYSE American. However, we cannot assure you that we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange. Until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTCMarkets, the over-the-counter quotation system, possibly on the “pink sheets,” where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if it failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. As of the date of this Registration Statement, the Company has not engaged the services of a registered broker dealer to serve as a market maker to quote our shares on the OTC Market, nor have we had any discussion with any registered broker dealer to provide such services.

Item 5. Directors and Executive Officers, page 8

11. Please provide at least five years of experience for Jonathan Cross. Specifically, please disclose each company worked at, the position held, and the month and year his employment started and ended with each entity. Additionally, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Cross should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Jonathan Cross - Jonathan is a seasoned advisor and investor with over 36 years’ experience in principal investing, domestic and cross-border M&A, corporate finance, and corporate restructuring. Since October of 2016, Jonathan has been a Managing Director of Shefford Capital Partners, LLC., a private equity investor and advisor that specializes in small business acquisitions. We believe Mr. Cross’ experience in working with small businesses and his understanding and knowledge of the OTC Markets makes him uniquely qualified to lead the Company’s strategy.

Item 7. Certain Relationships and Related , page 9

12. Please revise to address the material terms of the $3,000 loan from Jonathan Cross. Please refer to Item 404(d) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Since inception, on August 12, 2023, the Company incurred fees related its formation and professional fees and expenses associated with the preparation and filing of the Company’s Registration Statement.

The shares owned by Jonathan Cross, represent all the issued and outstanding shares of the Company.

Jonathan Cross, the Company’s sole shareholder (its original incorporator), has paid all expenses incurred by the Company, which includes resident agent fees, basic state and local fees and taxes, and expenses related to the formation of the Company and the professional fees and expenses associated with the preparation and filing of the Company’s formation and Registration Statement. On a going forward basis, Mr. Cross has committed to funding all expenses incurred by the Company until such time as it is financially self-sustaining. Therefore, the Company will be obligated to Mr. Cross for all such expenses until the company reaches financial stabilization. These payments for expenses are advances and the terms of repayment to Mr. Cross are not fixed, however, any such advances are to be made interest free and will be converted to common shares of the Company at such time as the Company is sold, begins trading on the OTC Markets or is listed on an exchange.

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Corporate Governance and Director Independence, page 10

13. Please revise your disclosure to disclose directors that are not independent in accordance with Item 407(a) Regulation S-K.

Corporate Governance and Director Independence.

Our Chairman and Sole Director, Jonathan Cross is not an “Independent Director”.

The Company has not:

•

established its own definition for determining whether its directors and nominees for directors are “independent” nor has it adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system, though our current director would not be deemed to be “independent” under any applicable definition given that he is an officer of the Company; nor

•	established any committees of the Board of Directors.

Item 9. Market Price of and Dividends on the, page 10

14. Please revise your disclosure to indicate the amount of common equity that may be sold pursuant to Rule 144. See Item 201(a)(2) of Regulation S-K.

Item 9. Market Price of and Dividends on the Company’s Common Equity and Related Stockholder Matters.

(a) Market Information.

The Company’s common stock does not trade, nor is it admitted to quotation, on any stock exchange or other trading facility. Management has no present plan, proposal, arrangement or understanding with any person with regard to the development of a trading market in any of our securities. We cannot assure you that a trading market for our common stock will ever develop. The Company has not registered its class of common stock for resale under the blue sky laws of any state and current management does not anticipate doing so. The holders of shares of common stock, and persons who may desire to purchase shares of our common stock in any trading market that might develop in the future, should be aware that significant state blue sky law restrictions may exist which could limit the ability of stockholders to sell their shares and limit potential purchasers from acquiring our common stock.

The Company is not obligated by contract or otherwise to issue any securities and there are no outstanding securities which are convertible into or exchangeable for shares of our common stock, furthermore, there are currently no outstanding warrants on any of our securities. All outstanding shares of our common stock are “restricted securities,” as that term is defined under Rule 144 promulgated under the Securities Act of 1933, because they were issued in a private transaction not involving a public offering. Accordingly, none of the outstanding shares of our common stock may be resold, transferred, pledged as collateral or otherwise disposed of unless such transaction is registered under the Securities Act of 1933 or an exemption from registration is available. In connection with any transfer of shares of our common stock other than pursuant to an effective registration statement under the Securities Act of 1933, the Company may require the holder to provide to the Company an opinion of counsel to the effect that such transfer does not require registration of such transferred shares under the Securities Act of 1933.

 Neither the Company nor its officer and director has any present plan, proposal, arrangement, understanding or intention of selling any unissued or outstanding shares of common stock in the public market. Nevertheless, in the event that a substantial number of shares of our common stock were to be sold in any public market that may develop for our securities, such sales may adversely affect the price for the sale of the Company’s common stock securities in any such trading market. We cannot predict what effect, if any, market sales of currently restricted shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time, if any.

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Financial Statements Note 4. Related Party Transactions, page F-8

15. We note your disclosure that the Company’s sole shareholder, Jonathan Cross, has paid all expenses incurred by the Company and has committed to funding all expenses incurred by the Company through such time as the Company is self-sustaining. We further note your disclosure that these payments for expenses are advances and the terms of repayment are not fixed. Please address the following:

• Revise your financial statements to include all costs of doing business. Refer to SAB Topic 5.T.

• Revise your disclosure, here or elsewhere in the financial statement footnotes, to clarify any requirements to reimburse these advances and how that impacts your accounting treatment under SAB Topic 5.T.

• Revise your disclosure, here or elsewhere in the financial statement footnotes, to include your accounting policy related to expenses paid by others on your behalf.

• Revise your disclosure to include the dollar amounts of transactions with Mr. Cross for your income statement period presented, as well as amounts due to or due from Mr. Cross as of your balance sheet date. Refer to ASC 850-10-50-1.

Note 7. Subsequent Events, page F-8

16. We note your disclosure that Jonathan Cross provided you with a $3,000 loan for administrative expenses as of September 11, 2023. Please tell us how you determined that this loan is a subsequent event rather than a recognized transaction in your financial statements, or, if applicable, please revise your filing to reflect the loan in your balance sheet as of September 11, 2023.

NOTE 7. SUBSEQUENT EVENTS

There have been no subsequent events.

18. It appears from your disclosure that you may be a shell company pursuant to Rule 12b-2 under the Exchange Act. In this regard, we note that you have no revenue, minimal operations and nominal assets. Please revise to disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Alternatively, if you do not believe you are a shell company, please provide us with your legal analysis.

We do not believe the Company is a Shell Company; we believe we are a startup. A shell company is not considered to be a shell company if it's a startup or has a limited operating history.

A startup is a new business in its early stages of development, actively working to launch a product or service and generate revenue, while a shell company is a legal entity with no substantial operations or assets or real activity, often used to hold funds or maintain anonymity.

Shefford & Companies is in the early stages of actively conducting business and is actively pursuing growth and development.

Function:

A shell company primarily exists on paper to hold funds or facilitate transactions, while a startup is actively developing a business model and seeking to grow.

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Operations:

A shell company has minimal to no active business operations, while a startup is actively engaged in product development, marketing, and customer acquisition.

Purpose:

A shell company can be used for various purposes like asset protection, tax planning, or facilitating mergers and acquisitions, while a startup's primary goal is to launch a successful business.

Jonathan Cross

Chairman

Shefford & Companies, Inc.

1852 Banking Street Suite 29551

Greensboro, North Carolina 27408

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